June 16, 2010

BY FACSIMILE AND EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
Mail Stop 4631
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4631

Re: The Valspar Corporation

Form 10-K for the fiscal year ended October 30, 2009
Filed December 18, 2009
File #1-3011

Dear Mr. Hartz,

This letter responds on behalf of the Company to your comment letter to me dated June 3, 2010 with respect to the filing listed above.  Included below are your comments and our corresponding responses.

Form 10-K for the fiscal year ended October 30, 2009

Consolidated Financial Statements
Note 14 – Segment Information, page 41

1.      We have reviewed your letter dated April 22, 2010 as well as the information you have provided supplementally. We note that you believe it is not practicable to obtain the information needed to disclosure revenue attributable to each of your identified product lines. Please revise future annual and quarterly filings to disclose this fact. Reference ASC 280-10-50-40.

In addition, we remind you that one of the purposes of MD&A is to enable investors to see the company through the eyes of management. Given that management does have certain quantified information regarding product lines, we urge you to continue to consider what additional quantitative disclosures you can provide to convey material trends and variability of your operations in order to help investors evaluate your results.

Beginning with our 2010 second quarter Form 10-Q and for each Form 10-Q and Form 10-K going forward, we will revise the language in our Segment footnote to include the following disclosure:

It is not practicable to obtain the information needed to disclose revenues attributable to each of our identified product lines within our reportable segments.

Additionally, we will review our processes and disclosures to determine additional situations in which it is reasonably practicable to include quantitative disclosures in MD&A about our product lines that will convey material trends and variability of our operations.

Thank you for considering our response. Please contact me if you have any further questions.

Sincerely,

/s/Lori A. Walker

Lori A. Walker

Senior Vice President and Chief Financial Officer

Cc:	Julie Kunkel, Partner, Ernst & Young LLP Joseph D. McGrath, Partner - National AABS Professional Practice, Ernst & Young LLP Martin Rosenbaum, Partner, Maslon Edelman Borman & Brand LLP